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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 1



                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT
                          PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND

                                  SCHEDULE 13D
                                     UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                               BIOWHITTAKER, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                           BW ACQUISITION CORPORATION
                          A WHOLLY-OWNED SUBSIDIARY OF

                              CAMBREX CORPORATION
                                    (BIDDER)

COMMON STOCK, PAR VALUE $0.01 PER SHARE                    09066T  108
        (AND ASSOCIATED RIGHTS)               (CUSIP NUMBER OF CLASS OF SECURITIES)
     (TITLE OF CLASS OF SECURITIES)

                             PETER E. THAUER, ESQ.

                           BW ACQUISITION CORPORATION
                            C/O CAMBREX CORPORATION
                             ONE MEADOWLANDS PLAZA
                       EAST RUTHERFORD, NEW JERSEY 07073
                                 (201) 804-3000
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
           TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                                    COPY TO:
                             ANDREW L. SOMMER, ESQ.
                              DEBEVOISE & PLIMPTON
                                875 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                           TELEPHONE: (212) 909-6000
                            ------------------------


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
--------------------------
  CUSIP NO. 09066T  108
--------------------------
  -----------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSON:
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    1       CAMBREX CORPORATION
            I.R.S. IDENTIFICATION NO. 22-2476135
  -----------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (SEE INSTRUCTIONS)                                                            (A) [
              ]
    2       (B)  [ ]
  -----------------------------------------------------------------------------------------------
            SEC USE ONLY
    3
  -----------------------------------------------------------------------------------------------
            SOURCES OF FUNDS (SEE INSTRUCTIONS)
    4
            BK
  -----------------------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    5       PURSUANT TO ITEMS 2(E) OR 2(F)                                                 [ ]
  -----------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            DELAWARE
  -----------------------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    7
            10,128,479 SHARES
  -----------------------------------------------------------------------------------------------
            CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
    8       SHARES (SEE INSTRUCTIONS)                                                        [ ]
  -----------------------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
    9       93.1%
  -----------------------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    10      CO
  -----------------------------------------------------------------------------------------------

--------------------------
  CUSIP NO. 09066T  108
--------------------------
 -----------------------------------------------------------------------------------------------
           NAME OF REPORTING PERSON:
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1       BW ACQUISITION CORPORATION
           I.R.S. IDENTIFICATION NO. APPLIED FOR
 -----------------------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (SEE INSTRUCTIONS)                                                            (A) [
             ]
   2       (B)  [ ]
 -----------------------------------------------------------------------------------------------
           SEC USE ONLY
   3
 -----------------------------------------------------------------------------------------------
           SOURCES OF FUNDS (SEE INSTRUCTIONS)
   4
           BK
 -----------------------------------------------------------------------------------------------
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   5       PURSUANT TO ITEMS 2(E) OR 2(F)                                                  [ ]
 -----------------------------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OF ORGANIZATION
   6
           DELAWARE
 -----------------------------------------------------------------------------------------------
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   7
           10,128,479
 -----------------------------------------------------------------------------------------------
           CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
   8       SHARES (SEE INSTRUCTIONS)                                                        [ ]
 -----------------------------------------------------------------------------------------------
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
   9       93.1%
 -----------------------------------------------------------------------------------------------
           TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
   10      CO
 -----------------------------------------------------------------------------------------------

     BW Acquisition Corporation ('Purchaser') hereby amends and supplements its Tender Offer Statement on Schedule 14D-1 (the "Statement"), originally filed on August 28, 1997 with respect to its offer to purchase all outstanding shares of common stock, par value $0.01 per share, of BioWhittaker, Inc. (the "Company"), a Delaware corporation, and associated rights to purchase Series A Cumulative Preferred Stock, par value $0.01 per share (together with the common stock, the "Shares"), at a price of $11.625 per Share, net to the seller in cash.


ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Item 6 of this Statement is hereby amended and supplemented as follows:


     The Offer expired at 12:00 Midnight, New York City time, on Thursday, September 25, 1997. According to the Depositary, based on a preliminary count, there were validly tendered and not properly withdrawn approximately 10,128,479 Shares (including 166,514 Shares tendered by means of a Notice of Guaranteed Delivery) as of the Expiration Date, representing approximately 93.1% of the Shares currently outstanding. The Purchaser accepted for payment all Shares validly tendered in accordance with the Offer.


     On September 25, 1997, Cambrex Corporation issued a press release, a copy of which is attached hereto as Exhibit 11(a)(9) and is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 of this Schedule 14D-1 is hereby amended and supplemented by adding the following text thereafter.

     (11)(a)(9) Press Release issued by Cambrex Corporation on September 25,
1997.

                                   SIGNATURE


     After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.


                                          BW ACQUISITION CORPORATION


                                          By: /s/ PETER E. THAUER


                                            ------------------------------------

                                            Name: Peter E. Thauer


                                            Title: Vice President


                                          CAMBREX CORPORATION


                                          By: /s/ PETER E. THAUER


                                            ------------------------------------

                                            Name: Peter E. Thauer


                                            Title: Vice President



Date: September 29, 1997

                                 EXHIBIT INDEX


EXHIBIT
  NO.                                    DESCRIPTION                                 PAGE NO.
--------   ------------------------------------------------------------------------  --------
11(a)(1)*  Offer to Purchase dated August 28, 1997.................................
11(a)(2)*  Letter of Transmittal...................................................
11(a)(3)*  Notice of Guaranteed Delivery...........................................
11(a)(4)*  Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks,
           Trust Companies and Nominees............................................
11(a)(5)*  Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust
           Companies and Nominees..................................................
11(a)(6)*  Guidelines for Certification of Taxpayer Identification Number on
           Substitute Form W-9.....................................................
11(a)(7)*  Summary Advertisement as published on August 28, 1997...................
11(a)(8)*  Joint Press Release issued by Parent and the Company on August 25,
           1997....................................................................
11(a)(9)   Press release issued by Cambrex Corporation on September 25, 1997.......
11(b)(1)*  Commitment Letter, dated as of August 20, 1997, as amended, by and among
           Parent and the financial institutions listed therein....................
11(c)(1)*  Agreement and Plan of Merger, dated as of August 22, 1997, among Parent, the Purchaser and the Company.
11(c)(2)*  Stockholders Agreement, dated as of August 22, 1997, between Parent and
           Anasco GmbH.............................................................
11(c)(3)*  Management Stockholders Agreement, dated as of August 22, 1997, among
           Parent and the stockholders named therein...............................
11(c)(4)*  Form of Employment Letter dated, August 22, 1997, among Parent, the
           Purchaser and certain executives of the Company.
11(c)(5)*  Form of Employment Letter, dated August 22, 1997, among Parent, the
           Purchaser and Noel L. Buterbaugh.
11(c)(6)*  Form of Assumption Agreement, dated as of August 22, 1997, among Parent, the Purchaser and the Company.


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* As previously filed